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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 19)

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
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                               SAFETY-KLEEN CORP.
                           (Name of Subject Company)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                             LES ACQUISITION, INC.
                                   (Bidders)
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                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   50730L105
                     (CUSIP Number of Class of Securities)
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                                 KENNETH WINGER

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                         1301 GERVAIS STREET, SUITE 300
                 COLUMBIA, SOUTH CAROLINA 29201, (803) 933-4200
          (Name, Address and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
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                WITH A COPY TO:                                        WITH A COPY TO:
               HERBERT S. WANDER                                        ALAN H. PALEY
             KATTEN MUCHIN & ZAVIS                                       PAUL S. BIRD
       525 WEST MONROE STREET, SUITE 1600                            DEBEVOISE & PLIMPTON
          CHICAGO, ILLINOIS 60661-3693                                 875 THIRD AVENUE
                 (312) 902-5200                                    NEW YORK, NEW YORK 10022
                                                                        (212) 909-6000

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                           CALCULATION OF FILING FEE



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          TRANSACTION VALUATION(1)(2)                              AMOUNT OF FILING FEE(3)
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                 $1,745,963,826                                            $349,193
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(1) For purposes of calculating the filing fee only. This calculation assumes that 64,072,067 common shares, par value $0.10 per share ("Shares"), of Safety-Kleen Corp. ("Safety-Kleen") will be exchanged for shares of common stock, par value $1.00 per share, of Laidlaw Environmental Services, Inc. ("Laidlaw Environmental") and cash. According to Safety-Kleen's Form 10-Q for the period ended September 6, 1997, as of September 6, 1997, there were issued and outstanding 58,400,729 Shares of which 601,100 Shares were owned by a wholly-owned subsidiary of Laidlaw Environmental as of the date of the filing of this Schedule. Based on the foregoing and assuming that (i) no Shares have been issued since September 6, 1997 and (ii) no options or Shares have been issued other than the 5,059,801 options to purchase Shares reported in Safety-Kleen's Form 10-K for the period ended December 28, 1996, the maximum number of Shares to be received in exchange would be 64,072,067. The actual number of Shares will depend on the facts that exist on the date of the exchange.

(2) Pursuant to Rules 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was computed on the basis of $27.250 per Share, the average of the high and low sales prices of Shares as reported on the New York Stock Exchange, Inc. Composite Tape on March 12, 1998.

(3) In accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, the filing fee equals 1/50 of one percent of the Transaction Valuation.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
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            Amount Previously Paid:                                     Filing Party:
                    $344,387                                 LAIDLAW ENVIRONMENTAL SERVICES, INC.

           Form or Registration No.:                                     Date Filed:
                 SCHEDULE 14D-1                                        JANUARY 16, 1998
                 NO. 005-33359                                               AND
                                                                       JANUARY 27, 1998


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     This Amendment No. 19 to the Tender Offer Statement on Schedule 14D-1, originally filed with the Securities and Exchange Commission on January 16, 1998 as previously amended (the "Schedule 14D-1"), relating to the offer by Laidlaw Environmental Services, Inc., a Delaware corporation ("Laidlaw Environmental") and LES Acquisition Inc., a Delaware Corporation and indirect wholly owned subsidiary of Laidlaw Environmental ("LES Acquisition" and together with Laidlaw Environmental, the "Bidders") to exchange all of the outstanding common shares, par value $0.10 per share (collectively, the "Shares"), of Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"), for shares of common stock, par value $1.00 per share, of Laidlaw Environmental ("Laidlaw Environmental Common Stock") and cash, upon the terms and subject to the conditions set forth in the Prospectus, dated January 15, 1998, relating to Laidlaw Environmental's Offer To Exchange Each Outstanding Common Share (including the Associated Share Purchase Rights) of Safety-Kleen Corp. (the "Prospectus") as amended by the Amended Prospectus dated January 28, 1998 (the "Amendment") and by the Supplement to the Amended Prospectus dated March 18, 1998 (the "Supplement"), and in the related Letters of Transmittal which, together with any amendments or supplements thereto, constitutes the "Laidlaw Environmental Offer." Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Laidlaw Environmental Offer.


ITEM 1.  SECURITY AND SUBJECT COMPANY.


     (b) Item 1(b) is supplemented by reference to the cover page of the Supplement and the caption "The Amended Laidlaw Environmental Offer -- Amended Terms of the Laidlaw Environmental Offer" of the Supplement, and is incorporated herein by reference.



ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.



     (b) Item 3(b) is supplemented by reference to the captions "The Amended Laidlaw Environmental Offer -- The Laidlaw Environmental Offer and Background of the Merger Agreement," and "-- Certain Legal Matters" of the Supplement and are incorporated herein by reference.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     (a) - (c) Items 4(a) - 4(c) are supplemented by reference to the front cover of the Supplement and the caption "The Amended Laidlaw Environmental Offer -- Amended Terms of the Laidlaw Environmental Offer," of the Supplement and are incorporated herein by reference.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.


     (a) - (g) Items 5(a) - 5(g) are supplemented by reference to the captions "The Amended Laidlaw Environmental Offer -- The Laidlaw Environmental Offer and Background of the Merger Agreement," "-- The Merger Agreement," and " -- Certain Legal Matters," of the Supplement and are incorporated herein by reference.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


     (a) Item 6(a) is supplemented by reference to the captions "The Amended Laidlaw Environmental Offer -- Amended Terms of the Laidlaw Environmental Offer" and "-- Conditions of the Laidlaw Environmental Offer" of the Supplement and are incorporated herein by reference.



ITEM 10.  ADDITIONAL INFORMATION.



     (e) Item 10(e) is supplemented by reference to the captions "The Amended Laidlaw Environmental Offer -- The Laidlaw Environmental Offer and Background of the Merger Agreement" and " -- Certain Legal Matters" of the Supplement and are incorporated herein by reference.



     (f) Item 10(f) is supplemented by reference to the information set forth in the Supplement and the revised Letter of Transmittal and is incorporated in its entirety herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     (a)(37) Supplement to Amended Offer to Exchange.



     (a)(38) Revised (pink) Letter of Transmittal.



     (a)(39) Revised (gray) Notice of Guaranteed Delivery.



     (a)(40) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.



     (a)(41) Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.



     (a)(42) Revised Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.



     (a)(43) Text of press release, dated March 16, 1998.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 19, 1998


                                      LAIDLAW ENVIRONMENTAL SERVICES, INC.


                                      By:       /s/ KENNETH W. WINGER

                                         ---------------------------------------
                                         Name: Kenneth W. Winger
                                         Title: President and Chief Executive
                                                Officer

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
(a)(37)  --   Supplement to the Amended Offer to Exchange
(a)(38)  --   Revised (pink) Letter of Transmittal
(a)(39)  --   Revised (gray) Notice of Guaranteed Delivery
(a)(40)  --   Revised Form of Letter to Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(41)  --   Revised Form of Letter to Clients for use by Brokers,
              Dealers, Commercial Banks, Trust Companies and Other
              Nominees.
(a)(42)  --   Revised Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.
(a)(43)  --   Text of press release, dated March 16, 1998.